UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CONSOLIDATED MERCANTILE  INCORPORATED
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Company Press Release - November 13, 2008
99.2	Consolidated unaudited Financial Statements - September 30, 2008
99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations
99.4	Form 52-109F1 Certification of Annual Filings - CEO
99.5	Form 52-109F1 Certification of Annual Filings - CFO
99.6	Notice of Change of Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: November 17, 2008                                                                                                             By: /s/ STAN ABRAMOWITZ
                                                                                                                                                         Name: Stan Abramowitz
                                                                                         Title: Chief Financial Officer